02056558

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR SEPTEMBER 5, 2002

REPSOL YPF, S.A.

(Exact name of Registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES __ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

CR

REPSOL YPF, S.A.

TABLE OF CONTENTS

REPSOL YPF

Corporate Direction
for External Relations

Paseo de la
Castellana, 278-280
28046 Madrid
Spain

Tls. 91 348 81 00
91 348 80 00
Fax 91 314 28 21
91 348 94 94
www.repsol-ypf.com

Madrid, 4 September 2002
Number of pages: 2

REPSOL YPF, LEADING PRIVATE OIL AND GAS PRODUCER IN VENEZUELA

Production from Quiriquire also places the company as Venezuela's top gas producer

Repsol YPF is currently the leading private company in oil and gas production in Venezuela, with over 100,000 boepd (barrels of oil equivalent per day) from the Quiriquire, Mene Grande and Quiamare la Ceiba fields, operated by the company. Furthermore, in June 2001, at the round of concessions granted by the Ministry of Energy and Mines, the group was awarded a licence to explore and produce gas at the Barrancas block, and a 15% stake in the gas development and production licences for the Yucal Placer Norte and Yucal Placer Sur fields. These blocks have large gas reserves and licences covering an initial term of 35 years.

Repsol YPF is also the country's top gas producer, with 8.5 million cubic metres per day from the Quiriquire field, which has been the first gas exploitation project to be undertaken by a private company in Venezuela.

The Quiriquire field is in the Monagas State, in western Venezuela, and has been operated by Repsol YPF since 1999, when the viability of a project to exploit the existing gas reserves, estimated at 28.3 billion cubic metres (bcm), was studied.

The Venezuelan Ministry of Energy and Mines approved this project during the last quarter of 2000. In February 2001, Repsol YPF signed a gas commercialisation agreement with PDVSA, involving the construction of a gas pipeline, revamping of the gas treatment and compression plant, plus the drilling of a deep gas well and conditioning of the five wells already in existence. This project has permitted the monetisation of gas reserves from the block, and an increase in the production and volume of the reserves there.

In the record time of seven months from the date when the agreement with PDVSA was signed, in September 2001, preliminary gas production started at a rate of 2 million cubic metres per day of gas. In December of that year, production was gradually boosted to a stabilised daily rate of 7.1 million cubic metres of gas and 19,000 barrels of oil and condensate.

This project has been carried out with respect for the safety conditions and preservation of the environment, as stipulated in the ISO 14001 Standard, which Repsol YPF applies to all its activities. This was made possible by the professionalism, and sense of cooperation and commitment present amongst the working teams involved (Repsol YPF, PDVSA, the Ministry of Energy and Mines (MEM) and the Ministry of Environment (MARN) of Venezuela, and the local communities).

PDVSA is currently being delivered 8.5 million cubic metres of gas per day, which by far outstrips production forecasts for the Quiriquire field, and to date has received a cumulative total of 1.85 bcm,

REPSOL YPF

making Repsol YPF the largest private gas-producing company in the country. In order to strengthen this position, negotiations are underway with PDVSA to increase gas delivery by 16.6%, to a rate of 10 million cubic metres per day. The Quiriquire field also produces over 20,000 barrels of oil and condensate per day.


CARACAS
Mene Grande
Quiriquire
Guarico
BarrancaS
Yucal Placer
Quiamare La Ceiba
VENEZUELA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Repsol YPF, S.A.

Date: September 5, 2002

By:

Name: Carmelo de las Morenas

Title: Chief Financial Officer